Exhibit 99.1

DocuSign Envelope ID: CB69C221-C3C7-4B1 F-A4D8-91630BD0B2CD39226C0A-0250-45A2-BF F-2C4F5E2EDEED Vanguard FiduciaryTrust Company Amended and Restated Trust Agreement THIS AGREEMENT is made as of this 1st day of May, 2022, by and between CANADIAN IMPERIAL BANK OF COMMERCE (the "Company"), as the sponsoring employer of the CIBC RETIREMENT SAVINGS PLAN FOR U.S. EMPLOYEES (formerly the CIBC WORLD MARKETS INCENTIVE SAVINGS PLAN FOR U.S. EMPLOYEES) (the "Plan"), CANADIAN IMPERIAL BANK OF COMMERCE U.S. RETIREMENT SAVINGS PLAN COMMITTEE (the "Appointing Fiduciary"), as the named fiduciary under the Plan's governing documents with the power and authority over the appointment of the trustee(s) of the Plan, and VANGUARD FIDUCIARY TRUST COMPANY, a trust company incorporated under Chapter 10 of the Pennsylvania Banking Code (''Trustee") and replaces in its entirety the Trust Agreement that the parties entered into effective December 31, 1998 (the "Prior Trust Agreement"). ARTICLE I: DEFINED TERMS 1.1 "Agreement" means this Amended and Restated Trust Agreement and any exhibits and schedules hereto, as the same may be amended and in effect from time to time. 1.2 "Company Stock" means shares of the common stock of the Company. 1.3 "Directing Fiduciary" means a named fiduciary, including the Appointing Fiduciary, an Investment Fiduciary, the Plan Administrator, another person to whom a named fiduciary has allocated or delegated fiduciary authority in accordance with procedures specified in the Plan, an Investment Manager, and any other person(s) authorized to act as or on behalf of any of the foregoing fiduciaries to direct the Trustee. The Appointing Fiduciary shall identify to the Trustee in writing all Directing Fiduciaries of the Plan and the nature of their authority, and shall promptly notify the Trustee of the addition, resignation, or removal of any Directing Fiduciary of the Plan in a form and manner acceptable to the Trustee. 1.4 "Effective Date" means, with respect to this Agreement, the date first set forth above, and with reference to any Exhibit or Schedule, the date identified in such Exhibit or Schedule. 1.5 "ERISA" means the Employee Retirement Income Security Act of 197 4 and the regulations promulgated thereunder, as amended from time to time. 1.6 "Indemnified Costs" means all third-party claims, demands, losses, damages, or judgments, including without limitation, reasonable attorney's fees and other costs of litigation brought by a third party. 1.7 "Investment Fiduciary" means a named fiduciary under section 402(a)(1) of ERISA with authority over the control or management of the assets of the Plan. Page 1 of 17 Company Confidential Trustee Confidential (T 1130020)

DocuSign Envelope ID: CB69C221-C3C7-4B1 F-A4D8-91630BD0B2CD39226C0A-0250-45A2-BF F-2C4F5E2EDEED Vanguard FiduciaryTrust Company 1.8 "Investment Funds" means the investment options available under the Plan and held in the Trust. 1.9 "Investment Manager" means a person appointed by an Investment Fiduciary pursuant to ERISA section 402(c)(3) to manage certain assets in accordance with ERISA Section 3(38). 1.10 "Participant(s)" means any employee or former employee of the Company, or of an affiliate of the Company that has adopted the Plan for the benefit of its employees, who is eligible to participate in the Plan in accordance with its terms, and any such employee's beneficiary or alternate payee. 1.11 "Plan" means the plan identified in the opening paragraph of this Agreement. 1.12 "Plan Administrator" means the person or committee identified in the plan document as the plan administrator or the person or committee identified as such pursuant to a procedure specified in the plan document or as further defined in Section 3(16)(A) of ERISA and Section 414(g) of the Code (as defined below). 1.13 "Plan Indemnified Parties" means all of the following: (i) the Appointing Fiduciary, (ii) any Directing Fiduciary other than an Investment Manager, (iii) the Plan Administrator, and (iv) in the case of each of (i), (ii) and (iii), their respective members and representatives, (v) the Company and its affiliates, and (vi) in the case of (i), (ii), (iii) and (v), their respective officers, directors, and employees engaged in duties under the Plan. 1.14 "Separate Trust" means Plan assets, if any, held outside the Trust by a Separate Trustee. 1.15 "Separate Trustee" means the trustee, trustees, or other responsible party for those Plan assets held in one or more Separate Trust(s) or insurance contracts. 1.16 "Trust" means those sums received by the Trustee under the Plan and such earnings, income and appreciation as may accrue thereon less payments made by the Trustee to carry out the purposes of the Plan. 1.17 "Trustee Indemnified Parties" means the Trustee and its affiliates, and their respective officers, directors, and employees. ARTICLE II: ESTABLISHMENT OF THE TRUST Section 2.1. The Appointing Fiduciary and the Trustee hereby agree to the continuation of a Plan trust consisting of the assets held by the Trustee in the Trust pursuant to the Prior Trust Agreement as of the Effective Date and such additional sums as shall from time to time be received by the Trustee under the Plan and held in the Trust. The Trustee shall carry out the duties and Page 2 of 17 Company Confidential Trustee Confidential (T 1130020)

DocuSign Envelope ID: CB69C221-C3C7-4B1 F-A4D8-91630BD0B2CD39226C0A-0250-45A2-BF F-2C4F5E2EDEED Vanguard FiduciaryTrust Company responsibilities herein specified but shall not be responsible for the collection of contributions required by the terms of the Plan. The Plan Administrator will be the fiduciary responsible for the collection and deposit of contributions unless and except to the extent another person has been delegated or otherwise assigned the fiduciary responsibility for the collection of Plan contributions and such other person has accepted such delegation or assignment. The Company acknowledges that Department of Labor Regulation 2510.3-102 provides that the Company must deposit contributions to the Trust that are attributable to Participant payroll deferrals (including loan repayments) on the earliest date that such amounts can be reasonably segregated from the Company's general assets. Section 2.2. The Trustee shall pay benefits and expenses from the Trust only upon the written direction of a Directing Fiduciary. The Trustee is fully entitled to rely on such directions and has no duty to ascertain whether the directions are in accordance with the provisions of the Plan. Section 2.3. The Trust created hereunder is separate from any Separate Trusts that may hold assets of the Plan. The Trustee is not responsible for any assets of the Plan that are held in any such Separate Trust and is hereby expressly relieved of any responsibility or liability, whether as co-fiduciary or otherwise, in accordance with Section 405(b)(3)(A) of ERISA, for any losses resulting to the Plan arising from any acts or omissions by a Separate Trustee. ARTICLE Ill: INVESTMENT OF THE TRUST Section 3.1. A Directing Fiduciary with authority over the investments of the Plan shall select the Investment Funds available under the Plan. Such Directing Fiduciary shall notify the Trustee in writing of the selection of the Investment Funds currently available for investment under the Plan, and any changes thereto. Trustee shall act primarily as trustee of assets consisting of shares, units or other interests of pooled investment funds, including mutual funds, common and collective trust funds and insurance company separate accounts and otherwise as a trustee of publicly traded individual securities for which current market valuations are readily obtainable. The Directing Fiduciary may establish an Investment Fund which shall be invested primarily in Company Stock or any other security which is a "qualifying employer security," as that term is defined in Section 407 of ERISA; provided, however, that any such investment complies with all the requirements prescribed by ERISA with respect to such investment. Shares of Company Stock that the Trustee has been directed to acquire under the Plan shall consist solely of outstanding shares that are publicly traded. Trustee will not accept or be responsible for the administration, maintenance, disposition, or sale of real estate, business assets, tangible personal property, life insurance, or any other nonfinancial assets, unless expressly agreed to by Trustee in writing. The Trustee shall promptly notify the Directing Fiduciary if the Trustee determines that it cannot administratively support any Investment Fund(s) selected. Section 3.2. Each Participant has the right, in accordance with the provisions of the Plan, to direct the investment of all amounts allocated to the separate accounts of the Participant under the Plan among any one or more of the available Investment Funds. Such separate accounts in the name of each Participant shall be maintained by the Trustee to record all contributions by or on behalf of Page 3 of 17 Company Confidential Trustee Confidential (T 1130020)

DocuSign Envelope ID: CB69C221-C3C7-4B1 F-A4D8-91630BD0B2CD39226C0A-0250-45A2-BF F-2C4F5E2EDEED the Participant under the Plan and any earnings, losses and expenses attributable thereto. The Trustee shall furnish each Participant with statements at least quarterly, reflecting the current fair market value of the Participant's separate accounts under the Plan. All investment directions by Participants shall be timely furnished to the Trustee by or on behalf of the Directing Fiduciary, in accordance with Plan rules and procedures established and approved by the Directing Fiduciary and communicated to the Trustee. In making any investment of the assets of the Trust, the Trustee shall be fully entitled to rely on such directions furnished to it, and shall be under no duty to make any inquiry or investigation with respect thereto. A Directing Fiduciary may designate a default fund under the Plan in which the Trustee shall deposit contributions to the Trust on behalf of Participants who have been identified by a Directing Fiduciary as having not specified investment choices under the Plan. If the Trustee receives any contribution under the Plan that is not accompanied by instructions directing its investment or allocation on behalf of Participants as identified by the Directing Fiduciary, the Trustee shall promptly notify the Directing Fiduciary of that fact, and the Trustee may hold all or a portion of the contribution uninvested without liability for loss of income or appreciation pending receipt of proper investment directions. It is specifically intended under the Plan and this Agreement that the Trustee shall have no discretionary authority to determine the investment of the assets of the Trust. The establishment of the Trust's Investment Funds, the investment changes authorized by the Plan, and the investment information provided to Participants, are designed to comply with the requirements of Section 404(c) of ERISA to permit Participants to direct the investment of their separate accounts in an informed manner. The Trustee shall be responsible for making available to Participants Gf all agreed upon materials to support the Plan's compliance with Section 404(c) of ERISA. The Trustee agrees to furnish communications to Participants in accordance with this Section 3.2 in a timely manner and using a method permitted by applicable law, including, if permitted under applicable law, by electronic delivery. Section 3.3. Subject to the provisions of Sections 3.1 and 3.2, the Trustee shall have the authority, in addition to any authority given by law, to exercise the following powers in the administration of the Trust: (a) to invest and reinvest all or a part of the Trust in accordance with Participants' investment directions in any available Investment Fund, including, without limitation on the amount that may be invested therein, any mutual fund or any common, collective or group trust fund which is now or hereafter maintained as a medium for the collective investment of funds of pension, profit sharing or other employee benefit plans, and which meets the requirements of IRS Revenue Ruling 81-100, as modified by Revenue Rulings 2011-1 and 201424, and as may be further modified from time to time. Any assets transferred to the trustee of a collective or group trust fund shall be held and invested by the trustee thereunder pursuant to all the terms and conditions of the trust agreement or declaration of trust establishing the fund, which are hereby incorporated herein by reference and shall prevail over any contrary provision of this Agreement; Company Confidential Trustee Confidential (T 1130020) Page 4 of 17

DocuSign Envelope ID: CB69C221-C3C7-4B1 F-A4D8-91630BD0B2CD39226C0A-0250-45A2-BF F-2C4F5E2EDEED (b) to dispose of all or any part of the investments, securities, or other property that may from time to time or at any time constitute the Trust in accordance with the investment directions by Participants furnished to it pursuant to Section 3.2, the written directions by the Directing Fiduciary furnished to it pursuant to Section 2.2, or the investment directions of an Investment Manager in accordance with Article VI, and to make, execute and deliver to the purchasers thereof good and sufficient deeds of conveyance therefor, and all assignments, transfers and other legal instruments, either necessary or convenient for passing the title and ownership thereto, free and discharged of all trusts and without liability on the part of such purchasers to see to the application of the purchase money; (c) to hold cash uninvested to the extent necessary to pay anticipated benefits or expenses of the Plan; (d) to cause any investment of the Trust to be registered in the name of the Trustee or the name of its nominee or nominees or to retain such investment unregistered or in a form permitting transfer by delivery; or to appoint any custodians or subcustodians, to hold assets of the Trust provided that the books and records of the Trustee shall at all times show that all such investments are part of the Trust; (e) except as provided further in Article V hereof with respect to Company Stock that is held by the Trust, to vote in person or by proxy or exercise other rights with respect to all investments held by the Trust (other than securities and other investments acquired at the direction of a Participant pursuant to an individual brokerage account option that is an investment alternative under the Plan) solely in accordance with directions furnished to it by a Directing Fiduciary, and to vote in person or by proxy with respect to securities that were acquired at the direction of a Participant pursuant to an individual brokerage account option solely in accordance with directions furnished to it by the Participant; (f) to consult and employ any suitable agent to act on behalf of the Trustee and to contract for legal, accounting, clerical and other services that the Trustee deems necessary to manage and administer the Trust according to the terms of the Plan and this Agreement; (g) upon the written (including by electronic means) direction of a Directing Fiduciary or its delegate, to make loans from the Trust to Participants in amounts and on terms approved by the Directing Fiduciary or its delegate in accordance with the provisions of the Plan; provided that the Directing Fiduciary is responsible for collecting all loan repayments required to be made Company Confidential Trustee Confidential (T 1130020) Page 5 of 17

DocuSign Envelope ID: CB69C221-C3C7-4B1 F-A4D8-91630BD0B2CD39226C0A-0250-45A2-BF F-2C4F5E2EDEED Vanguard FiduciaryTrust Company under the Plan and for furnishing, or causing its delegate to furnish, the Trustee with copies of all promissory notes evidencing such loans; (h) as directed by the Directing Fiduciary, to pay from the Trust all taxes imposed or levied with respect to the Trust or any part thereof under existing or future laws, and to contest the validity or amount of any tax, assessment, claim or demand respecting the Trust or any part thereof; (i) to withhold taxes on distributions from the Plan, timely deposit such withheld taxes with the appropriate agency, and timely report such distributions to the appropriate agency in accordance with the Code, state law and regulations thereunder; G) to invest all or any portion of an Investment Fund in qualifying employer securities (as that term is defined in Section 407 of ERISA): provided that any such investment complies with all requirements prescribed by ERISA with respect to such investment; (k) generally to do all such acts, execute all such agreements and instruments, initiate such proceedings, and exercise all such rights and privileges with respect to any property constituting the Trust as if the Trustee were the absolute owner thereof, and, unless inconsistent with the express provisions of this Section 3.3, the enumeration of any power herein is not a limitation but rather is cumulative and shall be construed as full and complete power in favor of the Trustee. In addition to the authority specifically granted hereunder, the Trustee has the power to do all such acts as may be deemed necessary or appropriate to carry out the purposes of the Trust, and has all powers and authorities conferred on trustees by the laws of the Trustee's domiciliary state. Section 3.4. Except as may be authorized by regulations promulgated by the Secretary of Labor, the Trustee shall not maintain the indicia of ownership in any assets of the Trust outside of the jurisdiction of the district courts of the United States. ARTICLE IV: DUTIES AND RESPONSIBILITIES Section 4.1. The Directing Fiduciary(ies) and the Trustee shall each discharge their assigned duties and responsibilities under this Agreement and the Plan solely in the interest of Participants in the following manner: (a) for the exclusive purpose of providing benefits to Participants and defraying reasonable expenses of administering the Plan; (b) with the care, skill, prudence, and diligence under the circumstances then prevailing that a prudent person acting in a like capacity and familiar with such Page 6 of 17 Company Confidential Trustee Confidential (T 1130020)

DocuSign Envelope ID: CB69C221-C3C7-4B1 F-A4D8-91630BD0B2CD39226C0A-0250-45A2-BF F-2C4F5E2EDEED matters would use in the conduct of an enterprise of a like character and with like aims; (c) by diversifying the available investments under the Plan so as to minimize the risk of large losses, unless under the circumstances it is clearly prudent not to do so; and (d) in accordance with the provisions of the Plan and this Agreement insofar as they are consistent with the provisions of ERISA. Section 4.2. The Trustee shall perform its duties and responsibilities under this Agreement (i) consistent with the provisions of applicable law that apply to directed trustees; and (ii) as directed by one or more Directing Fiduciaries and/or Investment Managers and unless prohibited by ERISA, assumes no duty to question any action or direction received from a Directing Fiduciary or Investment Manager. Further, the Trustee shall have no responsibility for any investment action taken or not taken so long as such investment action or omission is in accordance with instructions of a Directing Fiduciary or Investment Manager who shall properly provide such instructions in accordance with the terms of this Agreement and the Plan. Section 4.3. The Trustee shall keep full and accurate accounts of all receipts, investments, disbursements and other transactions hereunder, including such specific records as may be agreed upon in writing between a Directing Fiduciary and the Trustee. All such accounts, books and records shall be open once annually to inspection and audit with reasonable advance notice (not to be less than 90 days) at all reasonable times during Trustee's normal business hours by any Directing Fiduciary. The parties agree that any such inspection or audit shall be conducted in a manner reasonably designed to protect the confidentiality of both parties' information and to avoid interfering with Vanguard's business operations. Within 120 days after the end of each Plan Year or within 120 days after its removal or resignation, the Trustee shall provide the Plan Administrator a written account of the administration of the Trust showing all transactions effected by the Trustee subsequent to the period covered by the last preceding account to the end of such Plan Year or date of removal or resignation and all property held at its fair market value at the end of the accounting period. Upon approval of such accounting by the Plan Administrator, neither the Company nor the Plan Administrator shall be entitled to any further accounting by the Trustee. The Plan Administrator may approve such accounting by written notice of approval delivered to the Trustee or by failure to express objection to such accounting in writing delivered to the Trustee within 180 days from the date on which the accounting is delivered to the Plan Administrator. Section 4.4. The Trustee shall not be required to determine the facts concerning the eligibility of any Participant to participate in the Plan, the amount of benefits payable to any Participant under the Plan, or the date or method of payment or disbursement. The Trustee shall be fully entitled to rely solely upon the written directions of the Plan Administrator or other Directing Fiduciary as to any such question of fact. Company Confidential Trustee Confidential (T 1130020) Page 7 of 17

DocuSign Envelope ID: CB69C221-C3C7-4B1 F-A4D8-91630BD0B2CD39226C0A-0250-45A2-BF F-2C4F5E2EDEED Section 4.5. Company's Indemnity of Trustee. The Company shall indemnify and save harmless the Trustee Indemnified Parties from, against, for and in respect of any and all Indemnified Costs imposed upon, incurred by or asserted against the Trustee Indemnified Parties at any time except to the extent that the Indemnified Costs are the direct result of Trustee's own negligence, willful misconduct, lack of good faith, breach of laws applicable to the Trustee itself (and not solely to the Directing Fiduciary, the Company or the Plan) , or breach of this Agreement (including, for the avoidance of doubt and without limitation, any breach of the Trustee's fiduciary duties as applicable to a directed Trustee under ERISA with respect to duties assigned to Trustee under this Agreement), provided that the Company shall be given the opportunity to participate in the defense of any claim and shall have the right to be consulted with respect to any negotiated settlement of such claim and to disapprove any negotiated settlement. If the Company disapproves any such negotiated settlement, it is understood that the Company shall continue to be obligated under this Section 4.5 to hold harmless and indemnify the Trustee Indemnified Parties against the Indemnified Costs, including all attorneys' fees and costs of litigation incurred by the Trustee Indemnified Parties with respect to such Indemnified Costs after the date of such disapproval, including the amount (if any) by which the Indemnified Costs exceed the amount of the negotiated settlement. Section 4.6. Trustee's Indemnity of Plan-Related Parties. The Trustee shall indemnify and save harmless the Plan Indemnified Parties from, against, for and in respect of the Indemnified Costs imposed upon, incurred by or asserted against the Plan Indemnified Parties at any time to the extent such Indemnified Costs result directly from (i) Trustee's negligence, willful misconduct or lack of good faith; (ii) Trustee's breach of laws applicable to the Trustee itself (and not solely to the Directing Fiduciary, the Company or the Plan); or (iii) Trustee's breach of this Agreement (including, for the avoidance of doubt, any breach of the Trustee's fiduciary duties as applicable to a directed Trustee under ERISA with respect to duties assigned to Trustee under this Agreement), provided that Trustee shall be given the opportunity to participate in the defense of any claim and shall have the right to be consulted with respect to any negotiated settlement of such claim and to disapprove any negotiated settlement. If Trustee disapproves any such negotiated settlement, it is understood that Trustee shall continue to be obligated under this Section 4.6 to hold harmless and indemnify the Plan Indemnified Parties against the Indemnified Costs, including all attorneys' fees and costs of litigation incurred by the Plan Indemnified Parties with respect to such Indemnified Costs after the date of such disapproval, including the amount (if any) by which the Indemnified Costs exceed the amount of the negotiated settlement. Section 4.7. Trustee shall have no liability hereunder for any claims, losses, damages, expenses, (including reasonable attorney's fees) arising out of any actions or omissions of any prior, subsequent or other existing trustee with respect to the Plan. For the avoidance of doubt, nothing in this Section 4.7 is intended to relieve the Trustee of any liability with respect to the Prior Trust Agreement. Section 4.8. The Trustee is a party to this Agreement solely for the purposes set forth herein and neither the Trustee nor any of its officers, directors, employees, or agents shall have any duties or obligations with respect to the Trust, except as expressly set forth herein. To the extent not Page 8 of 17 Company Confidential Trustee Confidential (T 1130020)

DocuSign Envelope ID: CB69C221-C3C7-4B1 F-A4D8-91630BD0B2CD39226C0A-0250-45A2-BF F-2C4F5E2EDEED Vanguard FiduciaryTrust Company prohibited by ERISA, and subject to Section 4.1, the Trustee shall not be responsible in any way for any action or omission of any Directing Fiduciary with respect to the performance by any Directing Fiduciary of its duties and obligations set forth in this Agreement and in the Plan. Subject to Section 4.1, the Trustee may rely upon such information, direction, action, or inaction of a Directing Fiduciary as being proper under the Plan or the Agreement and is not required to inquire into the propriety of any such information, direction, action, or inaction. ARTICLE V: VOTING AND OTHER RIGHTS OF COMPANY STOCK Section 5.1. Each Participant has the right to direct the Trustee on the manner of voting and the exercise of all other rights that a shareholder of record has with respect to Company Stock that has been allocated to the Participant's separate account including, but not limited to, the right to sell or retain shares in a public or private tender offer. Upon timely receipt of instructions from a Participant, the Trustee shall vote with respect to Company Stock allocated to such Participant's separate account in accordance with such Participant's instructions. Section 5.2. The Trustee shall vote or exercise all shares (and fractional shares) of Company Stock for which it has not received timely Participant directions in the same proportion as the shares (and fractional shares) of Company Stock for which it received timely Participant directions, except in the case where to do so would be inconsistent with the provisions of Title I of ERISA. All reasonable efforts shall be made to inform each Participant that shares of Company Stock for which the Trustee does not receive Participant direction shall be voted pro rata in proportion to the shares for which it has received Participant direction. Section 5.3. Each Participant shall have the right to direct the Trustee to tender or not tender Company Stock allocated to the Participant's separate account pursuant to any tender or exchange offer therefor. Upon timely receipt of tender instructions from a Participant, the Trustee shall respond to the offer with respect to Company Stock allocated to such Participant's separate account in accordance with such Participant's instructions. Notwithstanding anything to the contrary in this Article V, if there is a tender offer for Company Stock, the Trustee shall not tender any shares (or fractional shares) of Company Stock for which it does not receive timely Participant directions to tender such shares ( or fractional shares), except in the case where to do so would be inconsistent with the Trustee's responsibilities under Title I of ERISA. Furthermore, tender offer materials provided to Participants will inform Participants that the Trustee will interpret a Participant's silence as a direction not to tender the Participant's shares of Company Stock. Section 5.4. The Directing Fiduciary is responsible for directing the Trustee in writing and in a timely manner, but no less than three (3) business days before the administrative and statutory deadlines, whether to pursue dissenter's rights. In the absence of such direction, Trustee shall treat such absence as a direction not to pursue any dissenter's rights. The Company or the Plan shall be responsible for all costs associated with the pursuit of dissenter's rights. The Directing Fiduciary shall be responsible for assisting Trustee with the retention of any agents required in the pursuit of dissenter's rights. Company Confidential Trustee Confidential (T 1130020) Page 9 of 17

DocuSign Envelope ID: CB69C221-C3C7-4B1 F-A4D8-91630BD0B2CD39226C0A-0250-45A2-BF F-2C4F5E2EDEED Vanguard FiduciaryTrust Company Section 5.5. Each Participant exercising his authority under this Article is a named fiduciary of the Plan within the meaning of ERISA Section 402(a)(2) with respect to the voting directions and/or the exercise of all other rights provided by the Participant (including in the case where a Participant's silence is treated by the Trustee as a direction not to tender as provided under Section 5.3 hereof). Section 5.6. The Trustee shall maintain information relating to the purchase, holding and sale of securities and the exercise of voting, tender and other similar rights with respect to Company Stock by Participants in accordance with procedures that are designed to safeguard the confidentiality of such information, except to the extent disclosure is necessary to comply with federal laws or state laws not preempted by ERISA. The Trustee is responsible for ensuring that such procedures are sufficient to safeguard the confidentiality of the information described above and that such procedures are followed. Section 5.7. The Trustee shall provide to the Company such information on the Trust's ownership of Company Stock as the Directing Fiduciaries may reasonably request in order to comply with Federal or state securities laws. Section 5.8. Notwithstanding any contrary provision of this Article V, an Investment Fiduciary may appoint an Investment Manager to direct the Trustee with respect to the voting or exercise of any rights appurtenant to Company Stock held by the Trust. Such appointment shall be made in accordance with the procedures specified in Article VI of this Agreement. Section 5.9. Notwithstanding any provision contained in the Plan to the contrary, this Article V governs the procedures to be followed in connection with the voting and the exercise of all other rights of Company Stock held by the Plan. In the event of any conflict or inconsistency between the provisions of this Article V and any other provisions of this Agreement or the Plan, the provisions of this Article V shall control. ARTICLE VI: APPOINTMENT OF INVESTMENT MANAGERS Section 6.1. An Investment Fiduciary may appoint one or more Investment Managers with respect to some or all of the assets of the Trust as contemplated by Section 402(c)(3) of ERISA. Any such Investment Manager shall acknowledge in writing that it accepts such appointment and that it is an ERISA fiduciary with respect to the Plan and the Trust. An Investment Fiduciary shall provide the Trustee with a copy of the written investment management agreement (and any amendments thereto). The Trustee will continue to accept instructions from any such Investment Manager until it has received written notice from the named Investment Fiduciary that the Investment Manager has been removed or has resigned, which notice shall not be unduly delayed and shall be sent to the Trustee at the same time that notice is provided to such Investment Manager of its removal. Section 6.2. An Investment Fiduciary shall specify to the Trustee the assets with respect to which a particular Investment Manager has been appointed. The Trustee shall segregate such assets in a separate account for the Investment Manager (the "Separate Account") and the Investment Page 10 of 17 Company Confidential Trustee Confidential (T 1130020)

DocuSign Envelope ID: CB69C221-C3C7-4B1 F-A4D8-91630BD0B2CD39226C0A-0250-45A2-BF F-2C4F5E2EDEED Vanguard FiduciaryTrust Company Manager shall have the power to direct the Trustee in every aspect of the investment of the assets of the Separate Account. The Investment Manager shall direct the exercise of all rights appurtenant to such securities and other property, including making any proxy voting or tender offer decisions with respect to investments held in the Separate Account. In accordance with Section 405(d) of ERISA, the Trustee will not be liable for the acts or omissions of an Investment Manager nor will it have any liability or responsibility for acting or not acting pursuant to the direction of, or failing to act in the absence of, any direction from an Investment Manager, unless prohibited by ERISA. ARTICLE VII: PROHIBITION OF DIVERSION Section 7.1. Except as provided in Section 7.2 of this Article, at no time before the satisfaction of all liabilities with respect to Participants under the Plan may any part of the corpus or income of the Trust be used for, or diverted to, purposes other than for the exclusive benefit of Participants, or for defraying reasonable expenses of administering the Plan. Section 7.2. The provisions of Section 7.1 notwithstanding, contributions made by the Company under the Plan may be returned to the Company under any one of the following conditions: (a) If a contribution is made as a result of a mistake offact, such contribution may be returned to the Company within one year of the date of the payment of such contribution; (b) Contributions to the Plan are specifically conditioned upon their deductibility under the Code and if the Company files for a ruling on the deductibility of the contribution in accordance with procedures specified by the Internal Revenue Service (IRS) then, to the extent the IRS disallows a deduction for any such contribution, it may be returned to the Company within one year of the date of the disallowance of the deduction. Contributions which are not deductible in the taxable year in which made but that are deductible in subsequent taxable years are not be considered to be disallowed for purposes of this subsection; or (c) Contributions to the Plan are specifically conditioned on initial qualification of the Plan under the Code. If the Plan is determined to be disqualified, contributions made in respect of any period subsequent to the effective date of such disqualification may be returned to the Company within one year after the date of denial of qualification. ARTICLE VIII: DIRECTIONS TO THE TRUSTEE Section 8.1. Whenever the Trustee is permitted or required to act upon the directions or instructions of any fiduciary of the Plan, the Trustee may act upon any written communication signed by any Directing Fiduciary. The Appointing Fiduciary shall inform the Trustee in writing in a form and manner acceptable to the Trustee of the identity of all Directing Fiduciaries of the Plan Company Confidential Trustee Confidential (T 1130020) Page 11 of 17

DocuSign Envelope ID: CB69C221-C3C7-4B1 F-A4D8-91630BD0B2CD39226C0A-0250-45A2-BF F-2C4F5E2EDEED Vanguard FiduciaryTrust Company and the nature of their authority, and shall promptly notify the Trustee of the addition, resignation, or removal of any Directing Fiduciary of the Plan in a form and manner acceptable to the Trustee. Section 8.2. The Trustee will be fully protected in acting upon the directions of, or dealing with, any Directing Fiduciary until it receives notice of the resignation or removal of such Directing Fiduciary. The Trustee shall have no duty to inquire into the qualifications of any person designated to act as or on behalf of a Directing Fiduciary. The Trustee will incur no liability for failure to act on any person's or agent's instructions or orders without a written communication, and the Trustee will be fully protected in all actions taken in good faith in reliance upon any instructions, directions, certifications and communications believed to be genuine and to have been signed or communicated by the proper person. ARTICLE IX: TRUSTEE'S COMPENSATION Section 9.1. The Trustee is entitled to reasonable compensation for its services as agreed upon with a Directing Fiduciary. The Trustee shall also be entitled to reimbursement for all reasonable expenses properly and actually incurred on behalf of the Trust. If not paid nor disputed by Company, such compensation or reimbursement may be paid to the Trustee out of the Trust. Section 9.2. The Trustee agrees that it is bound by and will observe and perform all obligations required of it under the fee disclosure rules contained in ERISA Section 408(b)(2), and the regulations thereunder, as may be amended. Not in derogation of the foregoing, the Trustee agrees to provide to the Company and the Plan Administrator all information and documents necessary to assist the Company and Plan Administrator in meeting the reporting obligations imposed on the Company and the Plan Administrator under ERISA, including, without limitation, the information necessary for filing the Plan's annual report on Form 5500 and for satisfying the participant disclosure rules under Section 404(a) of ERISA. Company acknowledges that in advance of the execution of this Agreement by the Company, a responsible Plan fiduciary has received and agrees to such disclosure information with respect to services and fees of the Trustee and its affiliates including, but not limited to, such disclosures regarding float income and trade processing and reconciliation. ARTICLE X: RESIGNATION AND REMOVAL OF TRUSTEE Section 10.1. The Trustee may resign at any time by written notice to the Appointing Fiduciary, which resignation will be effective 45 days after delivery unless prior thereto a successor trustee has been appointed. Section 10.2. The Appointing Fiduciary may remove the Trustee at any time upon 30 days written notice to the Trustee; such notice, however, may be waived by the Trustee. Section 10.3. The appointment of a successor trustee hereunder is accomplished by and will take effect upon the delivery to the resigning or removed Trustee, as the case may be, of written notice appointing such successor trustee, and the successor trustee's acceptance in writing. Any successor trustee may be either a corporation authorized and empowered to exercise trust powers Page 12 of 17 Company Confidential Trustee Confidential (T 1130020)

DocuSign Envelope ID: CB69C221-C3C7-4B1 F-A4D8-91630BD0B2CD39226C0A-0250-45A2-BF F-2C4F5E2EDEED Vanguard FiduciaryTrust Company or one or more individuals. All of the provisions set forth herein with respect to the Trustee will relate to each successor trustee so appointed with the same force and effect as if such successor trustee had been originally named herein as the Trustee hereunder. If the Appointing Fiduciary has not appointed a successor trustee within 45 days after notice of resignation has been given under the provisions of this Article, the resigning Trustee may appoint a successor trustee or apply to any court of competent jurisdiction for the appointment of a successor trustee. Section 10.4. Upon the appointment of a successor trustee, the resigning or removed Trustee shall transfer and deliver the Trust to such successor trustee, after reserving such reasonable amount as it deems necessary to provide for its expenses in the settlement of its account, the amount of any compensation due to it and any sums chargeable against the Trust for which it may be liable. If the sums so reserved are not sufficient for such purposes, the resigning or removed Trustee is entitled to reimbursement for any deficiency from the successor trustee and the Company who will be jointly and severally liable therefor. ARTICLE XI: AMENDMENT AND TERMINATION OF THE TRUST AND PLAN Section 11.1. The Company, the Appointing Fiduciary and the Trustee may agree in writing to amend this Agreement at any time. The Company may, by delivery to the Trustee of an instrument in writing, amend or partially terminate this Agreement at any time; provided, however, that no amendment shall increase the duties or liabilities of the Trustee without the Trustee's consent. No amendment may divert any part of the Trust to any purpose other than providing benefits to Participants or defraying reasonable expenses of administering the Plan. Section 11.2. If the Plan is terminated in whole or in part, or if the Company permanently discontinues its contributions to the Plan, the Trustee shall distribute the Trust or any part thereof in such manner and at such times as the Plan Administrator directs in writing. After all assets of the Trust have been distributed, the Trust will be terminated unless otherwise agreed to by the parties in writing. Section 11.3. The parties' respective obligations under this Agreement, which by their nature would continue beyond the termination of this Agreement shall survive any termination of the Agreement. ARTICLE XII: CYBERSECURITY Section 12.1. The Trustee hereby represents and warrants to the Company and the Appointing Fiduciary that it has established practices and procedures for protecting personal information and maintaining the security of the Plan assets under its control (including, without limitation, engaging a third party to audit the Trustee's security controls), which practices and procedures align with guidance published by the Department of Labor ("DOL") with respect to cybersecurity on April 14, 2021, and all applicable guidance issued by the DOL thereafter. Section 12.2. The Trustee shall, at all times while Plan assets are under its control, continue to comply with the cybersecurity and information security standards referenced in Company Confidential Trustee Confidential (T 1130020) Page 13 of 17

DocuSign Envelope ID: CB69C221-C3C7-4B1 F-A4D8-91630BD0B2CD39226C0A-0250-45A2-BF F-2C4F5E2EDEED Vanguard FiduciaryTrust Company Section 13.1; and further, shall maintain an insurance policy that covers losses resulting from cybersecurity and identity theft breaches. ARTICLE XIII: MISCELLANEOUS PROVISIONS Section 13.1. Except as otherwise required in the case of any qualified domestic relations order within the meaning of Section 414(p) of the Code, or the offset of a Participant's benefit under the Plan for certain judgments and settlements pursuant to Section 401(a)(13) of the Code, or as otherwise required by applicable law, the benefits or proceeds of any allocated or unallocated portion of the assets of the Trust and any interest of any Participant arising out of or created by the Plan either before or after the Participant's retirement shall not be subject to execution, attachment, garnishment or other legal or judicial process whatsoever by any person, whether creditor or otherwise, claiming against such Participant. No Participant may alienate, encumber or assign any of the payments or proceeds or any other interest arising out of or created by the Plan and any action purporting to do so is void. The provisions of this Section apply to all Participants, regardless of their citizenship or place of residence. Section 13.2. Any person dealing with the Trustee may rely upon an executed copy of this Agreement and any amendments thereto certified to be true and correct by the Trustee. Section 13.3. The Appointing Fiduciary will cause a copy of the Plan and any amendment to the Plan to be delivered to the Trustee as soon as reasonably practicable. Section 13.4. The terms and provisions of this Agreement are severable. If any term or provision is held to be invalid or unenforceable, that term or provision is ineffective to the extent of such invalidity or unenforceability, but the remaining terms and provisions will continue in full force and effect. Section 13.5. A party's (i) failure to insist upon strict performance of any of the terms and conditions of this Agreement, or (ii) failure or delay in exercising any rights or remedies provided herein or by law, or (iii) failure to properly notify any other party in the event of a breach by any other party, does not release any other party from any of its obligations under this Agreement, and will not be deemed a waiver of such provision or any other provision or a relinquishment of the right of such party thereafter to enforce such provision or any other provision or exercise such right regardless of when services were rendered, nor will any purported oral modification or rescission of this Agreement by any party operate as a waiver of any of the terms hereof. Section 13.6. None of the parties will be responsible for any losses resulting if the fulfillment of any term or provision of the Agreement is delayed or prevented by any cause not within the control of the party whose performance is interfered with, and which, by the exercise of reasonable diligence, the party is unable to prevent. During any such delay in performance, the delayed party will implement reasonable work-around plans, computer system disaster recovery, or other commercially reasonable means to facilitate the performance of its obligations under this Agreement until the party can resume full performance. Page 14 of 17 Company Confidential Trustee Confidential (T 1130020)

DocuSign Envelope ID: CB69C221-C3C7-4B1 F-A4D8-91630BD0B2CD39226C0A-0250-45A2-BF F-2C4F5E2EDEED Section 13. 7. This Agreement has been entered into for the sole benefit of the parties and their respective permitted successors and assigns. Except as specifically set forth in this Agreement, the parties do not intend the benefits of this Agreement to inure to any third party, and nothing contained herein may be construed as creating any right, claim, or cause of action in favor of any such third party against any party hereto. Furthermore, this Agreement does not create any legal relationship, interest, or right whatsoever between Trustee and any individual, Participant, applicant, or assignee under any Plan. Section 13.8. All notices, requests, demands and other communications required to be given hereunder must be in writing and will be deemed to have been duly given one day after delivery by hand, electronic mail, overnight delivery, or certified or registered mail, return receipt requested, to the party for whom intended at the address specified in this Article. Any party may designate an alternate address for notices by giving written notice thereof in accordance with the provisions of this Article. (a) Notices to the Company. All notices to the Company shall be sent to the most recent address on file with Trustee, Attn: Benefits Department. (b) Notices to the Appointing Fiduciary. All notices to the Appointing Fiduciary shall be sent to the most recent address on file with Trustee, Attn: Benefits Department. (c) Notices to Trustee. All notices to Trustee shall be directed as follows: Vanguard Fiduciary Trust Company, 100 Vanguard Boulevard, Malvern, PA 19355, Attn: Canadian Imperial Bank of Commerce Plan Relationship Manager. Section 13.9. This Agreement has been negotiated between unrelated parties who are sophisticated and knowledgeable in the matters contained in this Agreement and who have acted in their own self-interest. In addition, each party has been, or has had the opportunity to be, represented by legal counsel. The provisions of this Agreement shall be interpreted in a reasonable manner to effect the purposes of the parties, and no provision of this Agreement may be interpreted or construed against any party to this Agreement solely because the party, or any attorney or representative for that party, drafted this Agreement or participated in the drafting of this Agreement. Section 13.10. This Agreement and any amendment hereto may be signed in counterparts, each of which constitutes an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. For this purpose, a facsimile or other electronically scanned and transmitted copy, including the signature pages hereto, is deemed an original. Section 13.11. This Agreement constitutes the entire agreement between the Parties relating to the subject matter hereof and supersedes any and all prior agreements between the Parties with regard to such subject matter. The Parties acknowledge there may be other arrangements and agreements between them and/or their affiliates with respect to other business relationships between and among them which are outside the scope of this Agreement. Page 15 of 17 Company Confidential Trustee Confidential (T 1130020)

DocuSign Envelope ID: CB69C221-C3C7-4B1 F-A4D8-91630BD0B2CD39226C0A-0250-45A2-BF F-2C4F5E2EDEED Section 13.12. Each party to this Agreement represents to each other party that it has the power to execute this Agreement and any other documentation relating to this Agreement to which it is a party, to deliver this Agreement and any other documentation relating to this Agreement that it is required by this Agreement to deliver, and to perform its obligations under this Agreement and that it has taken all necessary action to authorize such execution, delivery, and performance. Section 13.13. The Trust created hereunder is established and maintained in the Commonwealth of Pennsylvania and at all times shall be maintained as a domestic trust in the United States. Section 13.14. The construction, validity and administration of this Agreement shall be governed by the laws of the Commonwealth of Pennsylvania without regard to any of its provisions concerning conflicts of law that would permit the application of the laws of another jurisdiction, except to the extent that such laws have been superseded by federal law. [REMAINDER OF PAGE LEFT INTENTIONALLY BLANK] Company Confidential Trustee Confidential (T 1130020) Page 16 of 17

DocuSign Envelope ID: CB69C221-C3C7-4B1 F-A4D8-91630BDOB2CD39226COA-0250-45A2-BF F-2C4F5E2EDEED Vanguard FiduciaryTrust Company IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed on their behalf by their duly authorized officers as of the date first written above. CANADIAN IMPERIAL BANK OF COMMERCE, as the Plan's sponsoring employer Q~"•·~·" ~:~f::::~0 Authorized signature X Print name first, middle initial, last Jaime Canaday Title Date mrn/dd/yyyy Executive Director 05-25-2022 CANADIAN IMPERIAL BANK OF COMMERCE U.S. RETIREMENT SAVINGS PLAN COMMITTEE, as the Plan's named fiduciary empowered to appoint the Trustee Q~"•·~·" Authorized signature ~:~/::::~¼ X Print name first, middle initial, last Jaime Canaday Title Date mmldd/yyyy Executive Director 05-25-2022 VANGUARD FIDUCIARY TRUST COMPANY Authorized signature -i;/4s ----X Print name first, middle initial, last Matthew C Brancato I I 11:44 11:44 Title Date mm/dd/yyyy Principal 091454 Company Confidential Trustee Confidential (T 1130020) 5/25/2022 Page 17 of 17 EDT EDT /s/ Jaime Canaday